                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              Halsey Drug Co., Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $ .01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   4063691087
                                   ----------
                                 (CUSIP Number)


                                Michael Weisbrot
                          100 4 Falls Corporate Center
                                    Suite 100
                             Conshohocken, PA 19428
                                 (610) 818-3334
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 20, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       (continued on the following pages)


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
CUSIP Number: 4063691087

      1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

            Michael and Susan Weisbrot

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)                                                          [ ]

            (b)                                                          [X]

      3)    SEC Use Only

      4)    Source of Funds (See Instructions): PF

      5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                           [ ]

      6)    Citizenship or Place of Organization:
            United States

      Number of     (7)   Sole Voting Power:  2,489,067*
      Shares
      Beneficially  (8)   Shared Voting Power:  0
      Owned by
      Each          (9)   Sole Dispositive Power:  2,489,067*
      Reporting
      Person With   (10)  Shared Dispositive Power:  0

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
            2,489,067*

      12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                           [ ]

      13)   Percent of Class Represented by Amount in Row (11): 11.0%

      14)   Type of Reporting Person (See Instructions): IN



---------------

       * Includes 1,677,079 shares of common stock issuable upon conversion of 5% convertible senior secured debentures issued by the Company to the Reporting Person.

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $.01 par value (the "Common Stock"), and convertible debentures of Halsey Drug Co., Inc., a New York corporation (the "Issuer"). The address of the principal executive offices of the Issuer is as follows:

      Halsey Drug Co., Inc.
      695 No. Perryville Road
      Rockford, Illinois  61107


ITEM 2. IDENTITY AND BACKGROUND

      (a) This statement is filed by Michael and Susan Weisbrot, each an individual.

      (b) 1004 Falls Corporate Center, Suite 100, Conshohocken, PA 19428

      (c) Personal investment for his own account.

      (d) During the last five years, neither Michael nor Susan Weisbrot has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither Michael nor Susan Weisbrot has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Michael or Susan Weisbrot are citizens of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Personal funds

ITEM 4. PURPOSE OF TRANSACTION

      Personal investment

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The table below sets forth the aggregate number of shares and percentage of common stock beneficially owned by the Reporting Person. The information herein pertains to the Issuer's issued and outstanding common stock as of December 20, 2002, at which time there were issued and outstanding 21,035,323 shares of the Issuer's Common Stock.

                                                             Aggregate Amount
Reporting Person                Title of Class               Beneficially Owned           Percent of Class
----------------                --------------               ------------------           ----------------
Michael and Susan Weisbrot      Common Stock                 2,489,067                    11.0%

      (b) The number of shares as to which the Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

            (i) Sole Voting Power. Reporting Person has sole voting power with respect to 2,489,067 shares of Common Stock of the Issuer beneficially owned.

            (ii) Shared Voting Power. Reporting Person does not hold any Common Stock of the Issuer with shared voting power.

            (iii) Sole Dispositive Power. Reporting Person has sole power to dispose or to direct the disposition with respect to 2,489,067 shares of Common Stock of the Issuer beneficially owned.

            (iv) Shared Dispositive Power. Reporting Person does not share the power to dispose or to direct the disposition of shares of Common Stock of the Issuer.

      (c) Reporting Person has participated in the following transactions relating to shares of the Issuer's Common Stock during the past sixty (60) days:

Transaction Date                Number of Shares             Transaction Type             Price Per Share
----------------                ----------------             -----------------            ---------------
1. December 20, 2002            405,727                      Private Placement (1)        $1.01
2. December 20, 2002            119,382                      Private Placement (2)        $.34


      (d)   N/A

      (e)   N/A

--------
1 Issued pursuant to the recapitalization of Issuer Common Stock purchase warrants exercisable for an aggregate of 557,319 shares of Issuer's Common Stock.
2 Represents shares underlying 5% convertible senior secured debentures issued December 20, 2002 in the principal amount of $40,590.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      N/A


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
                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: January 13, 2003

                                                 /s/ Michael Weisbrot
                                                 -------------------------------
                                                 Michael Weisbrot

                                                 /s/ Susan Weisbrot
                                                 -------------------------------
                                                 Susan Weisbrot


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